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                                                                    EXHIBIT 99.2


                           [ARVIDA/JMB LETTERHEAD]


                                                        August 19, 1996

VIA AIRBORNE

Mr. Michael F. Ashner
Raleigh Capital Associates, L.P.
100 Jericho Quadrangle
Suite 214
Jericho, New York 11753-2717

Dear Michael:

        This responds to your letter of August 16, 1996. As we advised you in our meeting of last Thursday, the pricing of the proposed financing with Starwood being considered by Arvida/JMB Partners, L.P. (the "Partnership"), as well as other terms of such proposed financing, are currently being negotiated. We have not reached an agreement on the proposed financing with Starwood. As you are aware, the Partnership has agreed with Starwood not to pursue or negotiate any other offers for financing similar to the proposed financing with Starwood for a specified period of time, and the Partnership intends to honor its agreement.

        As we indicated in our meeting, we will convey your views concerning the proposed financing with Starwood to the Special Committee so that all of its members may consider those views, as well as all other relevant facts, in making decisions with respect to the proposed financing with Starwood. Please be assured that the Partnership will continue to act in the best interests of all of its limited partners.


                                        Very truly yours,

                                        ARVIDA/JMB PARTNERS, L.P.

                                        By: Arvida/JMB Managers, Inc.
                                            General Partner


                                        By: /s/ JUDD D. MALKIN
                                            -----------------------------
                                                Judd D. Malkin
                                                Chairman